SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                               Glen Burnie Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   377407 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Not Applicable
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                 Rule 13d-1(b)
                                 Rule 13d-1(c)
                              X  Rule 13d-1(d)
                             --- ---------------

--------------------------------------------         ---------------------------
CUSIP No. 377407 10 1                          13G   Page 2 of 7 Pages
          ----------------------------------              -    -
--------------------------------------------         ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         F. William Kuethe, Jr.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
   NUMBER OF               10,356
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       6     SHARED VOTING POWER
   REPORTING               15,000
  PERSON WITH
                     -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                           10,356
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           15,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,356
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES*                                                      _
                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.52%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

--------------------------------------------         ---------------------------
CUSIP No. 377407 10 1                          13G   Page 3 of 7 Pages
          ----------------------------------              -    -
--------------------------------------------         ---------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Beverly R. Kuethe
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
   NUMBER OF               0
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       6     SHARED VOTING POWER
   REPORTING               15,000
  PERSON WITH
                     -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                           0
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           15,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,000
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES*                                                      _
                                                                             |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


Item 1(a).     Name of Issuer:

               Glen Burnie Bancorp

Item 1(b).     Address of Issuer's Principal Executive Offices:

               101 Crain Highway, S.E., Glen Burnie, Maryland 21061

Item 2(a).     Names of Persons Filing:

               This Schedule 13G is being filed on behalf of all of the following Reporting Persons, pursuant to the Agreement attached hereto as Exhibit 1:

               F. William Kuethe, Jr.
               Beverly R. Kuethe

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               101 Crain Highway, S.E., Glen Burnie, Maryland 21061

Item 2(c).     Citizenship:

               F. William Kuethe, Jr.             USA
               Beverly R. Kuethe         USA


Item 2(d).     Title of Class of Securities:

               Common Stock, par value $1.00 per share

Item 2(e).     CUSIP Number:

               377407 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership:

               As of December 31, 2002, the following shares were beneficially owned by the Reporting Persons:

               F. William Kuethe, Jr.
               (a)      Amount beneficially owned:                                                       25,356*
               (b)      Percent of class:                                                                 1.52%*
               (c)      Number of shares as to which such person has:
                        (i)      Sole power to vote or to direct the vote:                               10,356
                        (ii)     Shared power to vote or to direct the vote:                             15,000
                        (iii)    Sole power to dispose or to direct the disposition of:                  10,356
                        (iv)     Shared power to dispose or to direct the disposition of:                15,000

               * Includes 776 shares owned directly, 9,580 shares held in the Reporting person's Individual Retirement Account, and 15,000 shares held by a family trust of which the Reporting Person and Beverly R. Kuethe, are trustees.

               Beverly R. Kuethe
               (a)      Amount beneficially owned:                                                       15,000*
               (b)      Percent of class:                                                                  0.9%*
               (c)      Number of shares as to which such person has:
                        (i)      Sole power to vote or to direct the vote:                                    0
                        (ii)     Shared power to vote or to direct the vote:                             15,000*
                        (iii)    Sole power to dispose or to direct the disposition of:                       0
                        (iv)     Shared power to dispose or to direct the disposition of:                15,000*

               * Represents shares held by a family trust of which the Reporting
               Person and F. William Kuethe, Jr. are trustees.

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ v ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7.        Identification   and   Classification   of  the Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 12, 2003

                                                 /s/ F. William Kuethe, Jr.
                                            ------------------------------------
                                            F. William Kuethe, Jr.

                                                /s/ Beverly R. Kuethe
                                            ------------------------------------
                                            Beverly R. Kuethe

                                                             GLEN BURNIE BANCORP
                                                                  SCHEDULE 13G/A
                                                               (AMENDMENT NO. 2)
                                                                      EXHIBIT 1


                                   AGREEMENT

          In accordance with Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the Schedule 13G to which this Agreement is an Exhibit shall be filed on behalf of each of the undersigned.

DATE:  February 12, 2003

                                                  /s/ F. William Kuethe, Jr.
                                            ------------------------------------
                                            F. William Kuethe, Jr.



                                                /s/ Beverly R. Kuethe
                                            ------------------------------------
                                            Beverly R. Kuethe















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